FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-34368

CHEMSPEC INTERNATIONAL LIMITED

No. 200, Wu Wei Road

Shanghai 200331

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Press Release

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ Jianhua Yang
Name:	Jianhua Yang
Title:	Chief Executive Officer

Date: April 12, 2011

3

Exhibit 99.1

CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES FOURTH QUARTER AND FULL YEAR

2010 UNAUDITED FINANCIAL RESULTS

SHANGHAI, April 11, 2011 — Chemspec International Limited (NYSE: CPC; “Chemspec” or the “Company”, incorporated in the Cayman Islands), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced its unaudited financial results1 for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter 2010 Financial Highlights

•	Total sales reached RMB270.4 million (US$41.0 million), representing an increase of 52.7% from the fourth quarter of 2009 and a decrease of 16.7% from the third quarter of 2010.

•	Gross profit totaled RMB98.7 million (US$15.0 million), an increase of 56.6% from the fourth quarter of 2009 and a decrease of 20.0% from the third quarter of 2010.

•	Income from operations was RMB51.6 million (US$7.8 million), an increase of 80.4% from the fourth quarter of 2009 and a decrease of 39.9% from the third quarter of 2010.

•	Net income attributable to the Company’s shareholders was RMB45.3 million (US$6.9 million), an increase of 30.3% from the fourth quarter of 2009 and a decrease of 35.7% from the third quarter of 2010.

•

Basic and diluted earnings per ADS[2] were both RMB1.26 (US$0.19). Basic and diluted earnings per ADS were both RMB0.96 (US$0.15) in the fourth quarter of 2009. Basic and diluted earnings per ADS in the third quarter of 2010 were RMB1.95 (US$0.29) and RMB1.94 (US$0.29), respectively.

Full Year 2010 Financial Highlights

•	Total sales reached RMB1,082.0 million (US$163.9 million), an increase of 31.9% from RMB820.3 million in 2009.

•	Gross profit was RMB417.2 million (US$63.2 million), an increase of 28.5% from RMB324.7 million in 2009.

•	Income from operations was RMB266.7 million (US$40.4 million), an increase of 28.6% from RMB207.5 million in 2009.

•	Net income attributable to the Company’s shareholders was RMB225.5 million (US$34.2 million), an increase of 30.8% from RMB172.4 million in the prior year.

•	Basic and diluted earnings per ADS were both RMB6.24 (US$0.95), as compared with both being RMB5.18 (US$0.78) in the prior year.

Completion of Share Repurchase Program

The Company has substantially completed its share repurchase plan announced on September 22, 2010. The total funds used in the share repurchase plan were RMB11.0 million (US$1.6 million).

[1]

Certain Renminbi (RMB) amounts in this press release have been translated into U.S. dollar (USD) solely for the convenience of the reader. The conversion of RMB into USD in this release is based on the noon buying rate in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2010, which was RMB 6.6000 to USD1.00. The percentages stated are calculated based on RMB.

[2]	1 ADS=60 ordinary shares

Dr. Jianhua Yang, Chairman and Chief Executive Officer of Chemspec, commented, “I am very pleased to announce our fourth quarter and full year financial results. In 2010, we set a new record that our sales passed the one-billion-RMB milestone. This is a testimony of our relentless effort in the year to expand our business development and strengthen the relationship with our customers, especially after the downturn of 2009.”

Dr. Yang continued, “In the fourth quarter of 2010, the total revenue grew 52.7% year over year and became the second highest in history for the same period of the year. With regard to the first quarter of 2011, our management estimates that our total sales to be between RMB205 and 210 million.”

Mr. Zixin Wang, Vice President of Finance, commented, “We came out of the trough in 2009 and achieved record-high sales in 2010. The total revenue was in line with our guidance announced in November 2010. During the year, we increased our R&D expenses to meet the higher expectations of our customers and expanded the production facilities to meet potential demand in future. In addition, as a result of a rise in the production and sales of more complex products, our inventories rose to RMB 470.4 million as of December 31, 2010 from RMB271.4 million as of December 31, 2009. We will implement a number of inventory control measures that strive to reduce the inventory level gradually in the near future.”

Fourth Quarter 2010 Financial Results

Total Sales

For the three months ended December 31, 2010, we generated total sales of RMB270.4 million (US$41.0 million), representing an increase of 52.7% from the fourth quarter of 2009 and a decrease of 16.7% from the third quarter of 2010. The increase from the fourth quarter of 2009 resulted from an increase in sales for chemicals used in both electronics and agrochemicals end-markets. The decrease in total sales compared to the third quarter of 2010 was mainly due to seasonally weakened sales in the electronics end-market.

Gross Profit and Gross Margin

In the fourth quarter of 2010, we generated gross profit of RMB98.7 million (US$15.0 million), representing an increase of 56.6% from the fourth quarter of 2009 and a decrease of 20.0% from the third quarter of 2010. We attribute the changes in the gross profit primarily to the corresponding fluctuations in the total sales in the corresponding quarters.

Our gross margin was 36.5% in the fourth quarter of 2010, as compared with 35.6% in the fourth quarter of 2009 and 38.0% in the third quarter of 2010. Compared with the fourth quarter of 2009, our gross margin increased slightly mainly because fewer inventories were written down in the fourth quarter of 2010. Compared to the third quarter of 2010, the decrease in our gross margin in the fourth quarter of 2010 was mainly due to the shift of the overall product mix.

Operating Expenses

Selling expenses and general and administrative expenses were RMB26.8 million (US$4.1 million), representing an increase of 13.5% from RMB23.6 million in the fourth quarter of 2009 and an increase of 16.7% from RMB23.0 million in the third quarter of 2010. We primarily attribute these increases in our general and administrative expenses to the increases in depreciation expenses for the Company’s new headquarters and increased consulting fees related to Sarbanes–Oxley (SOX) compliance.

Research and development (R&D) expenses were RMB22.1 million (US$3.4 million), representing an increase of 176.2% from RMB8.0 million in the fourth quarter of 2009 and an increase of 46.7% from RMB15.1 million in the third quarter of 2010. The increases in R&D expenses were due to a greater amount of material consumption expenses that were related to an increase in the number of active R&D projects.

Income from Operations and Earnings Before Income Taxes

As a result of factors mentioned above, income from operations was RMB51.6 million (US$7.8 million) and earnings before income taxes was RMB51.6 million (US$7.8 million), respectively, in the fourth quarter of 2010, representing increases of 80.4% and 77.6%, respectively, from the fourth quarter of 2009, and decreases of 39.9% and 39.1%, respectively, from the third quarter of 2010.

Net Income Attributable to Chemspec International Limited Shareholders

Net income attributable to Chemspec International Limited was RMB45.3 million (US$6.9 million), an increase of 30.3% from the fourth quarter of 2009 and a decrease of 35.7% from the third quarter of 2010. The changes mainly reflected the changes in the total sales in the corresponding periods.

Basic and diluted earnings per ADS were RMB1.26 (US$0.19), as compared to RMB0.96 (US$0.15) in the fourth quarter of 2009 and RMB1.95 (US$0.29) and RMB1.94 (US$0.29), respectively, in the third quarter of 2010.

Full Year 2010 Financial Results

Total Sales

For the year ended December 31, 2010, we generated total sales of RMB1,082.0 million (US$163.9 million), representing an increase of 31.9% from the year ended December 31, 2009. The increase was mainly due to the general recovery of the global business environment, especially an increase in demand for chemicals used in the electronics end-market.

Gross Profit and Gross Margin

Our gross profit was RMB417.2 million (US$63.2 million) for 2010, representing an increase of 28.5% from 2009. We attribute the increase in gross profit primarily to the corresponding increase in our total sales.

Our gross margin was 38.6% in 2010, as compared to 39.6% in 2009. We attribute the decrease in the gross margin primarily to price adjustments for certain products.

Operating Expenses

Selling expenses and general and administrative expenses were RMB88.9 million (US$13.5 million) in 2010, representing an increase of 9.6% from RMB81.1 million in 2009. We attribute this increase primarily to the increase in our depreciation expenses as a result of our new headquarters that started operations in the second half of 2009 and an increase in the amount of consulting fees related to Sarbanes-Oxley (SOX) compliance in 2010.

Research and development (R&D) expenses were RMB65.7 million (US$10.0 million) in 2010, representing an increase of 112.5% from RMB30.9 million in 2009. The increase in R&D expenses was due to a greater amount of material consumption expenses that were related to an increase in the number of active R&D projects to meet the anticipated demand from our customers.

Income from Operations and Earnings Before Income Taxes

For 2010, our income from operations was RMB266.7 million (US$40.4 million), representing an increase of 28.6% from RMB207.5 million in 2009.

Our earnings before income taxes was RMB265.2 million (US$40.2 million) in 2010, representing an increase of 28.8% from RMB206.0 million in 2009.

Net Income Attributable to Chemspec International Limited Shareholders

The net income attributable to Chemspec International Limited shareholders was RMB225.5 million (US$34.2 million), representing an increase of 30.8% from RMB172.4 million in 2009.

Basic and diluted earnings were both RMB6.24 (US$0.95), as compared to basic and diluted earnings of RMB5.18 (US$0.78) in 2009.

Cash Flows

As of December 31, 2010, we had RMB98.7 million (US$15.0 million) of cash, compared with RMB351.1 million as of December 31, 2009. Net cash outflows for 2010 mainly included capital expenditures of RMB248.7 million (US$37.7 million) for the expansion of production facilities.

First Quarter 2011 Guidance

Our management estimates that our total sales for the first quarter of 2011 to be between RMB205 and 210 million.

Conference Call Details

The Company will host a conference call and live webcast to discuss its fourth quarter financial results at 8:00 am Eastern Time (8:00 pm Shanghai time) on Monday, April 11, 2011.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	+1-866-519-4004
- International Toll Free Dial-in Number:	+ 65-6723-9381
- Mainland China Domestic Number:	800-819-0121
- Mainland China Domestic Mobile	400-620-8038
- Hong Kong Toll Free Number:	800-930-346
Conference ID: CPC

A live and archived webcast of the conference call will be available in the Investor Relations section of Chemspec’s website at http://www.chemspec.com.cn.

A telephone replay of the call will be available from 11:00 pm Eastern Standard Time on April 11, 2011 through 11:59 pm Eastern Standard Time on April 17, 2011.

The dial-in details for the replay are as follows:

- U.S. Dial-in Number:	+1-866-214-5335
- International Dial-in Number:	+61-2-8235-5000
- China North Dial-in Number:	10-800-714-0386
- China South Dial-in Number:	10-800-140-0386
- Hong Kong Dial-in Number:	800-901-596
Conference ID: 48359124

Statement Regarding Unaudited Financial Information

The financial information set forth above is based on the Company’s unaudited interim consolidated financial statements and is subject to adjustments that may be identified by us and/or our auditors during the audit of our annual consolidated financial statements.

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals, especially, the fluorinated specialty chemicals. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec’s end users. Chemspec’s customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd.

In Shanghai

Carol Fang

Manager, Investor Relations

Tel: +86-21-63638108

Email: ir@chemspec.com.cn

Chemspec International Limited

Unaudited Consolidated Balance Sheets

	December 31, 2009 RMB’000	December 31, 2010 RMB’000	December 31, 2010 USD’000

ASSETS
Current assets
Cash	351,097	98,719	14,957
Pledged bank deposits	37,919	56,746	8,598
Accounts receivable, net	94,154	137,873	20,890
Bills receivable	1,327	1,200	182
Inventories	271,434	470,432	71,278
Prepayment and other receivables	38,738	73,449	11,128
Amounts due from related parties	64	—	—
Deferred income tax assets	3,424	6,369	965

Total current assets	798,157	844,788	127,998
Property, plant and equipment, net	699,181	871,398	132,030
Land use rights	56,064	59,201	8,970
Intangible assets	839	730	111
Goodwill	7,446	7,446	1,128
Investment in an affiliate	13,296	12,793	1,938
Deferred income tax assets	300	—	—

Total assets	1,575,283	1,796,356	272,175

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	—	25,000	3,788
Accounts payable	81,870	142,319	21,564
Bills payable	49,738	64,340	9,748
Accrued expenses and other payables	183,266	148,238	22,461
Amounts due to related parties	23,659	5,559	842
Deferred income	—	14,215	2,154
Income taxes payable	1,298	5,408	819

Total current liabilities	339,831	405,079	61,376
Bank borrowings	10,000	—	—
Deferred income tax liabilities	18,056	21,517	3,260
Deferred income	15,136	3,280	497

Total liabilities	383,023	429,876	65,133
Equity
Chemspec International Limited shareholders’ equity
Ordinary shares:
Par value: HK$ 0.01; Authorized: 20,000,000,000 shares as of December 31, 2009 and December 31, 2010; Issued and outstanding: 2,167,620,000 shares as of December 31, 2009 and 2,163,190,740 shares as of December 31, 2010	21,686	21,649	3,280
Additional paid-in capital	323,916	319,048	48,341
Statutory reserves	63,422	85,820	13,003
Accumulated other comprehensive income	6,803	5,197	787
Retained earnings	770,425	929,108	140,774

Total Chemspec International Limited shareholders’ equity	1,186,252	1,360,822	206,185
Noncontrolling interests	6,008	5,658	857

Total equity	1,192,260	1,366,480	207,042

Total liabilities and equity	1,575,283	1,796,356	272,175

Chemspec International Limited

Unaudited Quarterly Consolidated Statements of Income

	Three-month periods ended
	December 31, 2009 RMB’000		September 30, 2010 RMB’000		December 31, 2010 RMB’000		December 31, 2010 USD’000

Sales		177,050		324,692		270,357		40,963
Cost of sales		(114,022)		(201,248)		(171,629)		(26,004)

Gross profit		63,028		123,444		98,728		14,959
Selling expenses		(2,817)		(3,203)		(3,083)		(467)
General and administrative expenses		(20,792)		(19,767)		(23,719)		(3,594)
Research and development expenses		(8,012)		(15,080)		(22,129)		(3,353)
Other operating expenses		(3,380)		(121)		(1,205)		(183)
Other operating income		236		242		351		53
Government grants		362		400		2,684		407

Income from operations		28,625		85,915		51,627		7,822
Other income (expenses):
Interest income		482		532		525		80
Interest expense		(309)		—		—		—
Foreign currency exchange gain (loss), net		230		(1,625)		(583)		(88)
Equity in loss of an affiliate		(91)		(134)		(150)		(23)
Other income		91		45		142		22

Earnings before income taxes		29,028		84,733		51,561		7,813

Income tax benefit (expense)		6,169		(14,210)		(6,408)		(971)

Net income		35,197		70,523		45,153		6,842
Net (income) loss attributable to noncontrolling interests		(433)		(122)		141		21

Net income attributable to Chemspec International Limited shareholders		34,764		70,401		45,294		6,863

Basic earnings per share	RMB	0.02	RMB	0.03	RMB	0.02	USD	0.00

Diluted earnings per share	RMB	0.02	RMB	0.03	RMB	0.02	USD	0.00

Basic earnings per ADS	RMB	0.96	RMB	1.95	RMB	1.26	USD	0.19

Diluted earnings per ADS	RMB	0.96	RMB	1.94	RMB	1.26	USD	0.19

	Years ended
	December 31, 2009 RMB’000		December 31, 2010 RMB’000		December 31, 2010 USD’000

Sales		820,295		1,082,031		163,944
Cost of sales		(495,584)		(664,791)		(100,726)

Gross profit		324,711		417,240		63,218
Selling expenses		(11,245)		(11,130)		(1,686)
General and administrative expenses		(69,871)		(77,768)		(11,783)
Research and development expenses		(30,913)		(65,679)		(9,951)
Other operating expenses		(7,145)		(2,736)		(415)
Other operating income		953		1,624		246
Government grants		971		5,152		781

Income from operations		207,461		266,703		40,410
Other income (expenses):
Interest income		2,296		1,954		295
Interest expense		(2,149)		(80)		(12)
Foreign currency exchange loss, net		(1,961)		(3,249)		(492)
Equity in loss of an affiliate		(176)		(503)		(76)
Other income		519		400		61

Earnings before income taxes		205,990		265,225		40,186

Income tax expense		(28,838)		(38,999)		(5,909)

Net income		177,152		226,226		34,277
Net income attributable to noncontrolling interests		(4,721)		(685)		(104)

Net income attributable to Chemspec International Limited shareholders		172,431		225,541		34,173

Basic earnings per share	RMB	0.09	RMB	0.10	USD	0.02

Diluted earnings per share	RMB	0.09	RMB	0.10	USD	0.02

Basic earnings per ADS	RMB	5.18	RMB	6.24	USD	0.95

Diluted earnings per ADS	RMB	5.18	RMB	6.24	USD	0.95

Chemspec International Limited

Unaudited Consolidated Statements of Cash Flows

	December 31, 2009 RMB’000	December 31, 2010 RMB’000	December 31, 2010 USD’000

Cash flows from operating activities
Net income	177,152	226,226	34,277
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	37,204	70,760	10,721
Land use rights expenses	1,132	1,315	199
Loss on disposal of property, plant and equipment	6,505	8,661	1,312
Amortization of intangible assets	108	109	17
Bad debt expense	64	(81)	(12)
Write-downs of inventories	14,696	7,296	1,105
Equity in loss of an affiliate	176	503	76
Gain on transfer of land use right to an affiliate	(290)	—	—
Unrealized foreign exchange loss, net	92	255	39
Share-based compensation	15,443	1,499	227
Deferred income tax (benefit) expense	(644)	816	124
Changes in operating assets and liabilities, net of effect of an acquisition
Pledged bank deposits related to purchase of inventories	994	(17,235)	(2,611)
Inventories	(67,867)	(206,294)	(31,256)
Accounts receivable	42,354	(44,199)	(6,697)
Bills receivable	(1,327)	127	19
Prepayment and other receivables	(14,141)	(34,575)	(5,239)
Accounts payable	488	60,449	9,159
Bills payable related to purchase of inventories	(5,158)	22,810	3,456
Accrued expenses and other payables	(2,202)	(8,749)	(1,326)
Deferred income	9,570	2,359	357
Income taxes payable	(5,097)	4,110	623

Net cash provided by operating activities	209,252	96,162	14,570

Cash flows from investing activities
Capital expenditures, including interest capitalized	(227,749)	(248,697)	(37,681)
Pledged bank deposits related to purchase of property, plant and equipment	(17,377)	(1,592)	(241)
Investment in an affiliate	(11,225)	—	—
Non-interest bearing advances to related parties	(64)	—	—
Non-interest bearing advances repaid by related parties	2,500	64	10
Payments for land use rights	(3,978)	(4,452)	(675)

Net cash used in investing activities	(257,893)	(254,677)	(38,587)

Cash flows from financing activities
Capital contributions to a subsidiary by noncontrolling shareholders	1,600	—	—
Cash distribution by a subsidiary to noncontrolling shareholders	(2,500)	—	—
Dividends paid	—	(44,460)	(6,735)
Proceeds from issuance of ordinary shares upon IPO	389,022	—	—
Proceeds from exercise of share options	—	6,178	936
Issuance costs of ordinary shares upon IPO	(46,719)	(3,028)	(459)
Acquisition of additional equity interest in subsidiaries from noncontrolling interests	(17,500)	(51,300)	(7,773)
Proceeds from short-term bank borrowings	15,000	20,000	3,030
Repayments of short-term bank borrowings	(80,000)	—	—
Proceeds from long-term bank borrowings	10,000	—	—
Repayment of long-term bank borrowings	—	(5,000)	(758)
Repurchase of ordinary shares	(8,134)	(10,953)	(1,660)
Proceeds from non-interest bearing borrowings from related parties	6,000	—	—
Repayment of non-interest bearing borrowings from related parties	(47,687)	(4,000)	(606)

Net cash provided by (used in) financing activities	219,082	(92,563)	(14,025)

Effect of foreign currency exchange rate changes on cash	54	(1,300)	(197)

Net increase (decrease) in cash	170,495	(252,378)	(38,239)
Cash at beginning of year	180,602	351,097	53,196

Cash at end of year	351,097	98,719	14,957

Supplemental disclosures of cash flow information:

Income taxes paid	34,579	34,073	5,163
Interest paid, net of amounts capitalized	2,149	80	12

Noncash investing and financing activities:

Accrued IPO cost	3,028	—	—
Payable for purchase of property, plant and equipment	118,174	129,323	19,594
Payable for acquisition of noncontrolling interest in Jiangsu Wei Er	23,500	—	—
Payable for acquisition of Kangpeng Nong Hua	25,000	—	—
Bills payable for purchase of property, plant and equipment	28,105	19,897	3,015
Land use right contributed to an affiliate	1,957	—	—